Offering Statement for City Windmills Inc. ("City Windmills, Inc.")

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

City Windmills Inc.

Eligibility

2. **The following are true for City Windmills Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

David Mapley

2013-2018: CEO - City Windmills Holdings David Mapley's primary responsibility is the execution of the operating and financial strategy worldwide for the group. After graduating with an MBA (Chicago), MSc & BSc(Econ) (London School of Economics) David has worked in the financial markets worldwide, in London, Tokyo, Hong Kong/Singapore, Sydney, Toronto and New York. In recent years he was engaged in angel investing in award winning start-up technology companies on the East Coast USA. David is an active technology investor.

Paul Passarelli

2001-2018: CEO - Solar and Thermal Systems, Inc. Paul Passarelli's responsibility is the development of CW's products for the US market, seen as a key market for City Windmills. A multidisciplinary Engineer with nearly 40 years experience, Paul has consulted on projects in aerospace, geothermal, electrification, medical, shipboard, chemical, satellite, lasers, hvac, communications, manufacturing, design, and, software. Paul's designs have won patents, grant funding, as well as proven profits. Mr Passarelli, sat or sits on several boards of directors: ZZ Data, Mensa, VMRCA, LPCT, Hartford Armory, and S&T. A practicing environmentalist, Paul is currently developing a project to clean the great ocean garbage patches, these unseen blights contain millions of tons of floating plastic waste.Â Paul is based in Connecticut.

Yvonne Hu

2008-2018: CEO - Anchor Real Estate Development 2016 - 2018: Advisor - City Windmills Yvonne Hu is founder of Anchor Commercial Real Estate Development in USA, and has over 15 years experience in developing large real estate projects. Yvonne Hu is also founder and president of Anchor International Investment, a company working with China state-owned infrastructure corporations for worldwide projects, especially in energy, rail road and affordable government housing developments. She is also familiar with world finance structure syndicates with PPA sovereign guarantees or PPP, OBT, BT etc. Yvonne is a strong advocate of green energy, and advises New Jersey Institution Technology University. She is fluent in Chinese (Mandarin and Cantonese).

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

    ### City Windmills Holdings PLC

Securities:	3,000
Class:	Class A Common Stock
Voting Power:	100.0%

    ### City Windmills Holdings PLC

Securities:	4,021,008
Class:	Class B Common Stock
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

    City Windmills has the objective to become the world leader in small wind turbines for factories, office buildings and households. The path to achieve such an objective is to provide clients with a suite of windmill products which can produce energy and optionally be used for advertisement for commercial users. City Windmills is a social impact company, with products designed to improve quality of life as well as deliver energy cheaply to the global population, especially the 20+% of the world without electricity. City Windmills is a member of the World Wind Energy Association. City Windmills has an operational centers in the USA. The company opened a subsidiary in the USA in 2011, a rapidly growing wind turbine market, and has sales offices on the East Coast. City Windmills has also developed a WindLighting™ product for stand alone/off-grid installations. Mass production of the wind turbines is scheduled to start in 2018.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in City Windmills Inc. speculative or risky:**
   1. Management risk: We are highly dependent on the Services of our CEO, David Mapley. Our future business and results of operations depend in significant part upon the continued contributions of our CEO. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business.
   2. Adverse legislation against green energy risk: We are subject to the laws and regulations adopted by federal, state and foreign governmental agencies. Energy and environment is highly regulated and may become the subject of additional regulation in the future. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to energy and the environment. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our practices that could have an adverse impact on our business.
   3. Reputation Risk: Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.
   4. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with

us.

5. Growth risk: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

6. Limited Operating History Risk: We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

7. Valuation Risk: Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

8. Technological Risk: We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may under perform the technology utilized by our competitors.

9. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. We may run out of money before we can execute our business plan. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

10. Forecast Risk: Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

11. Risks relating to forward-looking statements. Information provided concerning this Offering and the Company's business may contain forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

The Offering

City Windmills Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $100,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

    The main focus is to launch and promote prototypes (first installed in January 2018), ahead of going into production with local manufacturers. With use of social media, we believe that exposure will result in orders and allow the company to start generating revenue, hire sales staff and grow.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$100,000
Less: Offering Expenses	$490	$4,900
Net Proceeds	$9,510	$95,100
Compensation for managers	$2,500	$20,000
Working Capital	$1,510	$30,100
Prototype launch	$5,000	$40,000
Social Media	$500	$5,000
Total Use of Net Proceeds	$9,510	$95,100

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and City Windmills Inc. must agree that a transfer agent, which keeps the records of all of our outstanding Class B Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Class B Common Stock at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

    The Class B Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class B Common Stock	5,000,000	4,021,008	Yes	
Class A Common Stock	3,000	3,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

All shares rank pari passu. There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?**

All shares rank pari passu - the only current shareholder is City Windmills Holdings PLC, 100% owner. There is a risk that the majority shareholder exercises its voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As minority owners, the crowd funding investors are subject to the decisions made by the management team or the majority shareholder.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. Up to this point in time, we have been funded entirely by our majority owner. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to our minority investors.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Shimoda Capital
Amount Outstanding:	$44,991
Interest Rate:	5.0%
Maturity Date:	December 31, 2019
Other Material Terms:	Director Loan to the company

25. **What other exempt offerings has City Windmills Inc. conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

The Company has been fully supported by its parent company to date. The parent company made loans of $155,825 and $46,276, which were converted into shares of Class B Common Stock. We amended our certificate of incorporation to include 5 million authorized shares of Class B Common Stock. It is the authorized and unissued shares of Class B Common Stock that we are offering for sale to investors. Of the 5,000,000 shares authorized, 4,021,008 are outstanding. We believe our parent company will be able to provide us with additional capital, if needed. However, there can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. In the year ended December 31, 2017, we lost $80,474, as compared to $81,253 in the year ended December 31, 2016. In both years, we recorded no revenues and almost all our costs consisted of service contract expenses.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	$0	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

        If Yes to any of the above, explain:

    5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
        1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
        2. Section 5 of the Securities Act?

    6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
    7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
    8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

City Windmills Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

00:00 so actually it's a lot more rare comedy 00:02 viable to look for smaller turbines on 00:04 the rooftops of buildings as opposed to 00:05 the larger turbine generators you see 00:08 dotting the landscape so David how is 00:16 wind energy becoming more accessible to 00:18 urban areas well I think now that people 00:21 are accepting the fact that a house or a 00:23 building can generate electricity you're 00:25 seeing that urban functions of let's 00:28 create our own sustainable energy source 00:30 from the building that we occupy whether 00:32 it's the workplace or the residents and 00:34 we're moving to a point I think perhaps 00:36 for the next 20 years where every 00:37 building will be self-sustaining when it 00:39 comes to energy production so how are 00:43 these devices more profitable than the 00:45 traditional wind farm well the wind 00:47 farms that you see out in the fields and 00:50 on the landscape generally or after the 00:52 ocean are actually quite inefficient 00:54 they have to be very large to capture 00:56 enough wind to make them worthwhile or 00:58 less economically viable and the smaller 01:04 wind turbines you can place from the 01:05 roof of your house picks up this 01:07 accelerated wind speed over the roof of 01:09 a particular pitched pitched roof of a 01:10 house so you get a lot more energy from 01:13 small turbine the roof of a house for 01:15 its size and cost versus the large 01:18 propellers that you see out in their 01:20 country landscape so actually it's a lot 01:22 more a comedy bible to look for smaller 01:24 turbines on the rooftops of buildings as 01:26 opposed to the larger turbine generators 01:29 you see dotting the landscape so how 01:32 could businesses use these small 01:33 turbines to go into clean energy well 01:36 you only have to fly over over a city 01:38 and see all that that roof space at 01:40 surface area which in the past was was 01:43 totally wasted space now of course we 01:46 moved into the solar age where solar 01:47 panels now adorned most rooftops but 01:50 Solar compared to end is still about 01:52 three times the cost per unit of energy 01:54 created so I think you'll see more and 01:56 more you get small wind turbines that 01:58 are unobtrusive and silence sitting on 02:00 rooftops generating electricity for 02:02 putting at those particular buildings 02:03 maybe not replacing all of the energy 02:05 use that a building requires but 02:07 certainly powering lights and part of 02:10 the air conditioning and other 02:11 functionality required from the building 02:13 so what kind of benefits can private 02:15 owners and businesses get from using 02:17 this device well a number of issues come 02:20 to mind as economic activity picks up 02:23 again after the recession over the last 02:25 few years you're starting to get 02:27 evidence more of brownouts or even power 02:30 cuts in sort of major cities and I 02:32 certainly see that in in North America 02:34 and parts of parts of Asia now a 02:36 particularly like India so to take 02:39 yourself independent from the grid to 02:41 some extent gives you that backup 02:42 there's nothing worse than being in a 02:44 summit all you have to do your washing 02:46 at 3 o'clock in the morning because the 02:48 local energy providers trying to even 02:50 out its power demand curve so first of 02:53 all independence from the grid gives you 02:55 that flexibility should there be storms 02:56 or hurricanes as you'll see in hurricane 02:59 season in the East Coast USA but 03:02 secondarily again you can turn the 03:04 rooftop of your house into an energy 03:06 producer which means if you great 03:08 surplus energy you can actually sell 03:09 that back into the grid and reduce your 03:12 electricity bill so there's an economic 03:14 reason for turning your building into an 03:16 energy producer as much as that 03:18 independency that that comes into into 03:21 call when there's an ice storm or a 03:23 hurricane so the final question I have 03:25 is how affordable is wind energy today 03:28 well it's becoming much more affordable 03:31 and one might see say five years ago 03:33 we're now starting to see like ourselves 03:34 small wind turbines are being delivered 03:37 now to housetop and rooftop of office 03:41 blocks and even factories now solar when 03:43 it first came out in the early 70s was 03:46 quite expensive and that cost came down 03:47 by over ninety nine percent over forty 03:50 years we don't quite see the same 03:52 reduction in cost of wind because 03:54 electric electricity components already 03:56 quite quite efficient other than the 03:59 batteries but we would see right now 04:01 that wind is already per kilowatt hour 04:03 of production about the third of the 04:05 price of solar and we expect it to be 04:07 even cheaper in the future so it's very 04:09 affordable right now and quite economic 04:11 so thank you David for coming into our 04:13 studio today welcome and thank you for 04:16 watching we want to know if you use wind 04:18 energy so give us a comment in the box 04:19 below good bye for now

The following documents are being submitted as part of this offering:

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        Certificate of Incorporation: certificateofincorporation.pdf
        Corporate Bylaws: corporatebylaws.pdf
    Opportunity:
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        Pitch Deck: pitchdeck.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

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    The issuer must continue to comply with the ongoing reporting requirements until:

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